September 27, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, NE

Washington, D.C. 20549

Attention:	Benjamin Richie
Abby Adams

Re:	Odysight.ai Inc.
Registration Statement on Form S-1
Filed July 17, 2023
File No. 333-273285

Ladies and Gentlemen:

On behalf of Odysight.ai Inc. (the “Company”), we are responding to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission set forth in the Staff’s letter, dated August 9, 2023, with respect to the Company’s Registration Statement on Form S-1 (the “Registration Statement”). We are concurrently filing via the EDGAR system pre-effective Amendment No. 1 to the Registration Statement (the “Amendment”).

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company.

Risk Factors

Risks Related to This Offering and Our Common Stock, page 6

1.	We note the disclosure in the summary risk factors on page 6 that “Although we have filed an application to list our securities on Nasdaq, there can be no assurance that our securities will be so listed or, if listed, that we will be able to comply with the continued listing standards.” Revise to clarify the status of your Nasdaq application, whether you are actively pursuing a Nasdaq listing and your plans in that regard.

2.	Response: The Company has revised the risk factor to clarify the status of the Company’s Nasdaq application and its plans in that regard.

Herzog Tower, 6 Yitzhak Sadeh St. Tel Aviv 6777506, Israel Tel: +972-3-692-2020, Fax: +972-3-696-6464

www.herzoglaw.co.il

Security Ownership of Certain Beneficial Owners and Management, page 55

3.	We note from the beneficial ownership table that Moshe (Mori) Arkin, a member of your Board of Directors, beneficially owns 55.63% of Odysight.ai Inc. stock. Please revise your disclosure to include an explanation of and the risks associated with maintaining your status as a controlled company, or advise. Please also include additional risk factors concerning the impact of sales by your Selling Stockholders in connection with this offering. For example, disclose the risk and impact of potential stock price volatility, potential sales of a substantial portion of your shares and a potential change in control.

Response: The Company has revised the disclosure on page 15 of the Amendment to include additional risk factors regarding the high concentration of ownership by Mr. Arkin and risks associated with the impact of sales by the Selling Stockholders in connection with this offering. Regarding controlled company status, we advise the Staff that Mr. Arkin, who beneficially owns more than 50% of the outstanding common stock of the Company, does not currently hold “more than 50% of the voting power for the election of directors”, the definition of “Controlled Company” in Nasdaq Listing Rule 5615(c)(2). As provided in the beneficial ownership table on page 58-59 of the Amendment, a significant portion of the common stock beneficially owned by Mr. Arkin consists of warrants and options, neither of which have voting power. Excluding such warrants and options, Mr. Arkin current holds approximately 44.59% of the voting power of the Company for the election of directors. As a result, the Company does not qualify as a “Controlled Company” under Nasdaq rules.

Selling Stockholders, page 61

4.	Please revise the selling stockholders table to comply with Item 507 of Regulation S-K, including naming the individuals who beneficially own the shares, and disclosing the selling stockholders’ potential beneficial ownership after the offering. Refer to Item 506 of Regulation S-K and Compliance & Disclosure Interpretations (C&DIs) 140.1 and 140.2 for Regulation S-K Section 140, Item 506 of Regulation S-K. We note the selling stockholders table does not agree with the disclosure in the beneficial ownership table and/or the footnotes to the table. Revise the tables as needed so that the beneficial ownership of the shares is clear. For example, from the selling stockholders table, it appears Moshe Arkin holds shares through one or more entities related to Phoenix; however, the beneficial ownership table does not reflect those relationships. Refer to Exchange Act Rule 13d-3.

Response: The Company has revised the beneficial ownership table and selling stockholders table on pages 58-59 and 64-65 of the Amendment, respectively.

If you have any further questions or comments, or if you require any additional information, please do not hesitate to contact the undersigned by email at ravitzj@herzoglaw.co.il or telephone at +972-3-692-2020.

Very truly yours,

/s/ Joshua Ravitz
Joshua Ravitz
Herzog, Fox & Neeman

cc	Ofer Yehu, CEO
Yosef Tanya, CFO

Herzog Tower, 6 Yitzhak Sadeh St. Tel Aviv 6777506, Israel Tel: +972-3-692-2020, Fax: +972-3-696-6464

www.herzoglaw.co.il